SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)
      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number: 1-12385



      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

              NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
             UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN






Dated:  June 30, 2003        /s/ J. Michael Hateley
                             _____________________________________
                        By   J. Michael Hateley
                             Chairman, Administrative Committee

NORTHROP GRUMMAN ELECTRONIC SENSORS &
SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001                                         2

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 2002                                     3

   Notes to Financial Statements                                           4-10

SUPPLEMENTAL SCHEDULE--Form 5500, Schedule H, Part IV, Line 4i
   Schedule of Assets (Held at End of Year) as of December 31, 2002          11

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Northrop Grumman Electronic Sensors & Systems Sector
Union Represented Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







June 26, 2002
Los Angeles, CA

NORTHROP GRUMMAN ELECTRONIC SENSORS &
SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                  2002           2001

ASSETS:
  Investments (Notes B, C, D and E)           $115,307,584   $115,594,673
                                              ------------   ------------
  Receivables:
    Employer contributions                          45,613         41,398
    Participant contributions                      184,735        168,388
    Accrued investment income                      128,515          3,200
                                              ------------   ------------
           Total receivables                       358,863        212,986
                                              ------------   ------------
           Total assets                        115,666,447    115,807,659

LIABILITIES-Accrued administrative expenses         39,783         19,640
                                              ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $115,626,664   $115,788,019
                                              ============   ============


See notes to financial statements

NORTHROP GRUMMAN ELECTRONIC SENSORS &
SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------
INVESTMENT (LOSS) INCOME:

  Net depreciation in fair value of investments (Notes B and C)           $  (8,330,357)
  Plan interest in Northrop Grumman Stable Value Fund investment income
     (Notes B, C, D and E)                                                    4,349,368
  Dividends                                                                     241,202
  Interest and other income                                                     129,916
                                                                          -------------
           Total investment loss                                             (3,609,871)
                                                                          -------------
CONTRIBUTIONS:
  Employer                                                                    2,486,016
  Participant                                                                 8,129,868
                                                                          -------------
           Total contributions                                               10,615,884
                                                                          -------------
DEDUCTIONS:
  Benefits paid to participants (Note B)                                      7,127,840
  Administrative expenses                                                        39,528
                                                                          -------------
          Total deductions                                                    7,167,368
                                                                          -------------
NET DECREASE                                                                   (161,355)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                         115,788,019
                                                                          -------------
  End of year                                                             $ 115,626,664
                                                                          =============

See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS &
SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by the Electronic Systems Sector of Northrop Grumman Corporation (the "Company"). The Plan covers all Electronic Systems Sector union represented employees of the Company who are citizens of the United States of America or resident aliens and are not covered by another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Plan, formerly named Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "ESSS Plan"), was established by the Company as a successor to the Westinghouse Savings Program (the "Westinghouse Plan"), maintained by Westinghouse Electric Corporation ("Westinghouse") for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company.

      The ESSS Plan included assets for both the union-represented and non-represented participants through March 31, 2000. On April 1, 2000, the ESSS Plan's name was changed to the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan, and the Plan documents were amended accordingly. Assets related to non-represented participant accounts were transferred to another plan sponsored by the Company.

      Contributions--Plan participants may contribute between 2% and 20% of eligible compensation, in increments of 1%, on an after-tax basis, a pre-tax basis, or a combination thereof. Each pay period, or weekly, for each dollar a participant contributes, the Company makes a matching contribution of $0.50, subject to a maximum Company matching contribution of 3% of eligible compensation for that pay period.

      A participant, other than a terminated participant, who has received a rollover distribution from a qualified defined contribution plan or a distribution from an Individual Retirement Account, may elect to roll over not more than the cash value of the distribution, less any amount attributable to the participant's after-tax contributions, to his or her Standard Account within 60 days of receipt of such distribution. The participant may elect to invest any amount rolled over or transferred to the Plan in any of the investment options available in increments of 1%.

      Participant   Accounts--A   separate   account  is  maintained   for  each
      participant. Each separate account has three sub-accounts. After-tax contributions are allocated to the participant's Standard Account, and pre-tax contributions are allocated to the participant's Tax-Deferred Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account. Assets of the trust are valued daily and take into account earnings and losses of the trust along with appreciation or depreciation, expenses, and distributions.

      Vesting--Plan participants are 100% vested in, and have a non-forfeitable right to, the balance of their Standard and Tax-Deferred Accounts at all times. Plan participants as of March 1, 1996 who had a 100% vested interest in their accounts under the Westinghouse Plan as of February 29, 1996 were 100% vested in their Company Matching Contribution Accounts as of March 1, 1996. All other Plan participants who were not fully vested as of March 1, 1996 in their Company Matching Contribution Accounts were not vested in any portion of their Company Matching Contribution Accounts until they had accrued five years of service, at which time they became 100% vested in and had a non-forfeitable right to their Company Matching Contribution Accounts. Company Matching Contribution Accounts become 100% vested upon retirement or death.

      Investment Options--Upon enrollment in the Plan, each participant may direct that his or her accounts, in 1% increments, be invested in any of the following 11 investment funds:

         Janus Fund--The Janus Fund invests in the equity securities of large, well-established companies located in both the United States and abroad, with an objective of growth of capital.

         Fidelity Growth & Income Portfolio Fund--The Fidelity Growth & Income Portfolio Fund invests in a combination of common stock, preferred stock and both foreign and domestic bonds. Its objectives are long-term capital growth, current income and growth of income.

         American Century Ultra Investors Fund--The American Century Ultra Investors Fund invests in small to medium sized companies, with the objective of achieving capital growth over the long term.

         JPM Institutional Diversified Fund--The JPM Institutional Diversified Fund invests in equity securities of international and domestic companies, both large and small. It will also include a smaller allocation of bonds, including high-grade corporate issues, mortgage-related securities, U.S. government and agency instruments, and private placements.

         JPM Institutional International Equity Fund--The JPM Institutional International Equity Fund invests in equity securities of companies located in foreign, developed countries, with the objective of long-term capital growth.

         Investment Lifecycle Short Range Fund--The Investment Lifecycle Short Range Fund invests in a majority of bonds with smaller allocations of cash investments and stocks, with the objective of providing current income and some growth potential.

         Investment Lifecycle Mid Range Fund--The Investment Lifecycle Mid Range Fund invests in an asset mix consisting of stocks, bonds and cash investments, with the objective of providing current income and growth potential over the long term.

         Investment Lifecycle Long Range Fund--The Investment Lifecycle Long Range Fund invests in an asset mix consisting of a majority of stocks with smaller allocations of bonds and cash investments, with the objective of providing high total return in the form of growth and income.

         Investment Large Cap Equity (Equity 500) Index Fund--The Investment Large Cap Equity (Equity 500) Index Fund invests in a well-diversified portfolio of stocks, as defined by an established market index. The objective of this fund is to provide the price and yield performance of the S&P 500.

         Stable Value Fund--The Plan holds an interest in the Northrop Grumman Stable Value Fund (the "Stable Value Fund"; see Note D). Investments of the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

         Northrop Grumman Fund--The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

      The Viacom Incorporated Common Stock Fund was transferred from the Westinghouse Plan. This fund was frozen, and no employee contributions have been allowed since the transfer.

      Participant Loans--Participants may borrow from their Plan accounts a minimum of $1,000, in $100 increments, equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from (to) the loan fund. Loans may be prorated across all investment funds or directed against specific funds based on the participant's request. Loans are secured by the balance in the participant's account and bear interest determined at the Plan trustee's prime interest rate on the close of business on the last business day of the preceding calendar month plus 1%. Repayments are made from payroll deductions over a period of 12 to 60 months.

      Payment of Benefits--On termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the Plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant's normal retirement age.

      Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

      Withdrawals--A vested participant is permitted to make a withdrawal for any reason from his or her Standard or Matching Account. A vested participant is permitted to make a withdrawal for any reason from his or her Tax-Deferred Account upon the attainment of age 59-1/2, or prior to the attainment of age 59-1/2 in the case of hardship (as described in the Plan document). A non-vested participant is permitted to make a withdrawal for any reason from the portion of his or her Standard Account, which represents contributions that were not matched by contributions in the Matching Account. A non-vested participant is permitted to make a withdrawal from that portion of his or her Standard Account, which represents contributions that were matched by contributions in the Matching Account only in the case of hardship. A non-vested participant is permitted to make a withdrawal from his or her Tax-Deferred Account in the case of hardship. A non-vested participant is not permitted to make a withdrawal from the Matching Account.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties--The Plan invests in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition--In the accompanying statements of net assets available for plan benefits, the Plan's investments are stated at fair value, except for the investment contracts with insurance companies included in the Stable Value Fund, which are stated at contract value (see Note E). Quoted market prices are used to determine the fair value of the investments. Notes receivable from participants are valued at cost, which approximates fair value.

      Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers, the Investment Committee, or, in the case of participant directed brokerage accounts, the participant's broker, as applicable). The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant's broker as a certification as to value in performing any valuations or calculations required of the Trustee under this contract.

      All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account in the Plan.

      Payment of Benefits--Benefits are recorded when paid.

C.    INVESTMENTS

                                                                                          2002                2001
                                                                                          ----                ----
      The following presents investments that represent 5% or more of the Plan's net assets as of December 31:
        Janus Fund, 351,445 and 346,591 shares, respectively                           $ 6,262,758        $ 8,526,129

        Fidelity Growth & Income Portfolio Fund, 158,262 shares                                             5,915,835

        American Century Ultra Investor Fund, 212,274 shares                                                5,867,259

        Viacom Incorporated common stock, 156,693 and
          194,621 shares, respectively                                                   6,386,807          8,592,517

        Plan Interest in the Northrop Grumman Stable Value
          Fund                                                                          81,214,242         72,755,435

      During 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

        Mutual funds                                                                                          $ (7,792,345)
        Common stock                                                                                              (538,012)
                                                                                                              ------------
        Net depreciation in fair value of investments                                                           (8,330,357)
        Plan interest in Northrop Grumman Stable Value Fund
          investment income                                                                                      4,349,368
                                                                                                              ------------
        Net depreciation                                                                                      $ (3,980,989)
                                                                                                              ============

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

      A portion of the Plan's investments includes amounts in the Stable Value Fund, which was established for the investment of assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2002 and 2001, the Plan's interests in the net assets of the Stable Value Fund were approximately 5%. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

      The Plan has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2002, no borrowings under this arrangement were outstanding.

      Investments  held in the Stable  Value Fund are as follows as of  December
       31:

                                                                           2002                       2001
        Guaranteed and Synthetic Investment Contracts
          (at contract value)                                        $ 1,690,110,231           $ 1,330,767,485
        Northrop Retirement Savings Temporary
          Investment Fund                                                 49,488,133                44,101,075
                                                                     ---------------           ---------------
        Total                                                        $ 1,739,598,364           $ 1,374,868,560
                                                                     ===============           ===============

      Investment income of the Stable Value Fund was $84,068,657 for the year ended December 31, 2002.

      As of December 31, 2002, Stable Value Fund assets of $28,220,399 were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Plan.

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Stable Value Fund are considered to be fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value
      Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract ("SIC") and is recorded at contract value. The SICs held by the Stable Value Fund had a contract value totaling $1,646,981,826 and $1,286,790,463 at December 31, 2002 and 2001, respectively. The fair value of the underlying assets related to the wrapper contracts totaled $1,207,120,225 and $1,334,137,163 as of December 31, 2002 and 2001, respectively.

      The fair value of the non-synthetic guaranteed investment contracts totaled $48,732,748 and $45,670,508 at December 31, 2002 and 2001,
      respectively.

      The following information is disclosed for the investment contracts within the Stable Value Fund as of December 31:

                                                                                 2002         2001
        Average yield of assets on December 31                                   5.53 %    6.30 %
        Average crediting interest rate of assets at December 31                 5.53 %    6.30 %
        Average duration                                                    2.58 years   3.32 years

F.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments represent short-term investments managed by State Street. State Street is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $0 and $34,461 for the years ended December 31, 2002 and 2001, respectively. In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

G.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

H.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated November 6, 2002 that the Plan, as amended, and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan administrator and the Plan's counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

I.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                                2002                      2001
                                                                                ----                      ----
        Net assets available for Plan benefits for the financial
          statements                                                        $ 115,626,664             $ 115,788,019
        Less:  Amounts allocated to withdrawing participants                     (382,731)                  (41,529)
                                                                            -------------             -------------
        Net assets available for Plan benefits per the Form 5500            $ 115,243,933             $ 115,746,490
                                                                            =============             =============


      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

                                                                                            2002
        Benefits paid to participants per the financial statements                       $ 7,127,840
        Add:  Amounts allocated to withdrawing participants at December 31, 2002             382,731
        Less:  Amounts allocated to withdrawing participants at December 31, 2001            (41,529)
                                                                                         -----------
        Benefits paid to participants per the Form 5500                                  $ 7,469,042
                                                                                         ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NORTHROP GRUMMAN ELECTRONIC SENSORS &
SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES
SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------------------------


                                                          Description of Investment, Including
          Identity of Issue, Borrower,                      Maturity Date, Rate of Interest,                        Current
            Lessor or Similar Party                         Collateral, Par or Maturity Value                        Value

 *    Northrop Grumman Stable Value Fund Participation in Northrop Grumman Stable Value Fund                      $ 81,214,242

      Viacom Corp.                       156,693 Shares of Participation in the Common Stock                         6,386,807

      Janus Fund                         351,445 Shares of Participation in the Income Fund                          6,262,758

      Fidelity                           169,021 Shares of Participation in the Growth & Income Fund                 5,123,019

      American Century Mutual Funds      211,377 Shares of Participation in the Ultra Investors Fund                 4,476,972

      Bankers Trust                      37,085 Shares of Participation in the Large Cap Equity Index Fund           3,673,656

 *    Northrop Grumman                   4,559,411 Shares of Participation in the Loan Fund                          4,559,411

 *    State Street                       155,846 Shares of Participation in the Cash/STIF Accounts                     155,846

 *    Northrop Grumman                   11,810 Shares of Participation in the Corporate Stock                       1,145,570

      Bankers Trust                      75,475 Shares of Participation in the Lifecycle Long Range Fund               683,045

      JPM                                51,156 Shares of Participation in the Institutional Diversified Fund          550,444

      JPM                                67,498 Shares of Participation in the Institutional International Equity Fund 457,638

      Bankers Trust                      46,501 Shares of Participation in the Lifecycle Mid Range Fund                414,324

      Bankers Trust                      20,886 Shares of Participation in the Lifecycle Short Range Fund              203,852
                                                                                                                 -------------
                                                                                                                 $ 115,307,584
                                                                                                                 =============


*  Party-in-interest

                                 EXHIBIT INDEX


Exhibit No.            Document
-----------            --------

23                     Independent Auditors' Consent

99.1 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002